UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
March 26, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 26, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatality at Harmony’s Brand 2 shaft
Johannesburg. Wednesday, 25 March 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that an accident involving a winder stator at the Brand 2 shaft of its Virginia operations in the Free State yesterday, resulted in the death of a team leader.
Management together with the Department of Minerals and Energy commenced investigations yesterday. Work only at the affected winder reclamation has been stopped until investigations have been completed. This will not hinder production as Brand 2 is not an operational shaft.
Harmony’s Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the family of the deceased.
Safety continues to be a priority at Harmony. Behavior-safety initiatives have been rolled out to all of its operations and the continuous communication on safety in the working place as well as off the job receives priority attention from all stakeholders involved.
ends.
Issued by Harmony Gold Mining Company Limited
25 March 2009
For more details contact:
Tom Smith
Chief Operating Officer
South Region
on +27 (0)84 499 6051
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 922 4584
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

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